                                       [LOGO]

                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON,  DC 20549


                                       FORM 6-K

                               REPORT OF FOREIGN ISSUER
                         PURSUANT TO RULE 13a-16 or 15d-16 OF
                         THE SECURITIES EXCHANGE ACT OF 1934



For   JANUARY 28,                                                     1999
    -----------------------------------------------------------------

               QUEBECOR PRINTING INC.
--------------------------------------------------------------------------------
                   (Translation of Registrant's Name into English)

          612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
--------------------------------------------------------------------------------
                       (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                    Form 40-F    X
          -------                                      -------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                      No    X
    -------                 -------

                                       [LOGO]

                                   PRESS RELEASE OF
                                QUEBECOR PRINTING INC.
                                FILED IN THIS FORM 6-K


January 28, 1999 (# 1\99)

                                       [LOGO]

                                      QUEBECOR
                                    PRINTING INC.

January 28, 1999                                                        1/99
FOR IMMEDIATE RELEASE                                            Page 1 of 2



                          RECORD 4TH QUARTER RESULTS MOVE

                 QUEBECOR PRINTING'S 1998 EARNINGS PER SHARE UP 15%


MONTREAL - Quebecor Printing Inc. announced today net income available for holders of equity shares of US $149 million for the year ended December 31 1998, an increase from US $129 million in 1997. After preferred share dividends, earnings per share for the year increased 15% to US $1.29 from US $1.12 in 1997. Revenues increased 9% to US $3.8 billion, compared to US $3.5 billion in 1997.

Quebecor Printing's fourth quarter net income available for holders of equity shares rose to US $51 million from US $46 million last year. After preferred share dividends, earnings per share rose to US $0.44 from US $0.40 in 1997. Revenues for the period were US $1.1 billion, up 9% from US $993 million last year.

The 1998 fourth quarter results include a gain of US $9 million or US $0.08 earnings per share resulting from the divestiture of Quebecor Printing's cheque and credit card businesses. Non-operating expenses totalling approximately US $13 million after-tax or US $0.11 earnings per share were also recorded in the quarter. These relate mainly to costs incurred in the redeployment of assets and the consolidation of certain sales and administrative offices in the United States. Earnings per share, excluding these non-operating items, were US $0.47, representing growth of 18%.

Cash flow generated from operations for 1998 rose to a record US $425 million compared to US $379 million last year. Capital expenditures totalled US $312 million and US $260 million was invested in business acquisitions.

The company's performance in 1998 reflects a year of restructuring in order to maximize efficiencies in the United States and Canada as well as a concurrent expansion into new markets in South America and Europe. The year also marks a period of significant progress in the technological upgrade of equipment in the United States, particularly in the Company's rotogravure operations.

Charles G. Cavell, President and Chief Executive Officer said, "At this time last year, we announced that, through investment in new technology and acquisitions, we were ready to execute the next stage of our strategy: to significantly raise shareholder value. Our accomplishments in 1998 represent our best year yet, despite certain negative effects that resulted from the restructuring and retooling of facilities. We have met earnings estimates while taking measures to even further improve earnings going forward. From a customer and investor perspective, Quebecor Printing is increasingly regarded as the industry leader. We are proud to deliver increased earnings per share to our shareholders, and to have the recognition in the capital markets of the validity of our strategy and its execution."

The Board of Directors declared a dividend of US $0.07 per share on the Multiple Voting Shares and Subordinate Voting Shares, an increase of 17% compared with last year. The Board of Directors also declared a dividend of CDN $0.3125 per share on Series 2 Preferred Shares. These two dividends are payable on March 1, 1999 to shareholders of record at the close of business on February 12, 1999.

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and one of the largest in the United States, Europe and South America. The Company is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, related services, CD-ROM mastering and replicating, directories as well as bonds and banknotes. The Company has over 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                        -30-

FOR MORE INFORMATION:

 Christian M. Paupe                      John Paul Macdonald
 Executive Vice President and            Director Corporate Communications
 Chief Financial Officer                 (800) 567-7070
 (800) 567-7070                          (514) 954-0101
 (514) 954-0101

                                 [LETTERHEAD]

PERIODS ENDED DECEMBER, 31
(In millions of US dollars, except per share data )




                                                                           3   M O N T H S              12   M O N T H S

                                                                      1998      1997     CHANGE     1998       1997    CHANGE
                                                                     ---------------------------  -----------------------------
SEGMENTED INFORMATION

REVENUES

United States  . . . . . . . . . . . . . . . . . . . . . . . . .      550.0     550.7    (0.1 %)  2,053.8   1,937.1      6.0%
Canada . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      246.0     253.7    (3.0 %)    923.0     902.4      2.3%
Europe . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      254.1     172.6    47.2 %     755.4     613.5     23.1%
South America. . . . . . . . . . . . . . . . . . . . . . . . . .       28.9      14.0   106.4 %      73.1      24.3    200.8%

OPERATING INCOME

United States  . . . . . . . . . . . . . . . . . . . . . . . . .       29.7      48.5   (38.8 %)    139.6     135.8     2.8 %
Canada . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       33.0      18.7    76.5 %      86.8      72.6    19.6 %
Europe . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       23.3      15.5    50.3 %      59.4      45.3    31.1 %
South America. . . . . . . . . . . . . . . . . . . . . . . . . .        4.5       2.0   123.2 %       7.6       2.8   175.2 %

OPERATING MARGIN

United States  . . . . . . . . . . . . . . . . . . . . . . . . .       5.4%      8.8%                6.8%      7.0%
Canada . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      13.4%      7.4%                9.4%      8.0%
Europe . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       9.2%      9.0%                7.9%      7.4%
South America. . . . . . . . . . . . . . . . . . . . . . . . . .      15.6%     14.3%               10.4%     11.5%

CONSOLIDATED RESULTS

Revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,078.9     993.2     8.6 %   3,808.2   3,483.2    9.3 %
Operating income before depreciation & amortization. . . . . . .      161.5     142.7    13.1 %     541.3     479.2   13.0 %
Operating income . . . . . . . . . . . . . . . . . . . . . . . .       97.5      88.9     9.7 %     301.9     268.4   12.5 %
Net Income . . . . . . . . . . . . . . . . . . . . . . . . . . .       53.4      47.5    12.4 %     159.6     130.4   22.3 %
Net Income available for holders of equity shares  . . . . . . .       51.0      46.1    10.6 %     149.4     129.0   15.8 %

INCOME AS % OF REVENUES

Operating income before depreciation & amortization. . . . . . .      15.0%     14.4%              14.2 %   13.8 %
Operating income . . . . . . . . . . . . . . . . . . . . . . . .       9.0%      9.0%               7.9 %    7.7 %

PER SHARE DATA ($ US)

Cash flow from operations  . . . . . . . . . . . . . . . . . . .      $0.93     $0.98               $3.59     $3.27
Net Income . . . . . . . . . . . . . . . . . . . . . . . . . . .      $0.44     $0.40               $1.29     $1.12

PER SHARE DATA ($ CDN) *

Cash flow from operations  . . . . . . . . . . . . . . . . . . .      $1.42     $1.39               $5.34     $4.54
Net Income . . . . . . . . . . . . . . . . . . . . . . . . . . .      $0.68     $0.56               $1.93     $1.55

REVENUES BY PRODUCT SEGMENT (%)

Magazines. . . . . . . . . . . . . . . . . . . . . . . . . . . .      29.2%     29.0%              29.2 %   28.5 %
Inserts and circulars. . . . . . . . . . . . . . . . . . . . . .      24.7%     21.6%              21.1 %   19.9 %
Catalogs . . . . . . . . . . . . . . . . . . . . . . . . . . . .      14.6%     14.3%              15.6 %   14.4 %
Books  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      12.9%     14.1%              13.6 %   15.3 %
Specialty Printing . . . . . . . . . . . . . . . . . . . . . . .       9.2%     10.3%              10.1 %   10.7 %
Directories. . . . . . . . . . . . . . . . . . . . . . . . . . .       3.9%      4.2%               4.3 %    4.5 %
Related Services and  CD-ROM . . . . . . . . . . . . . . . . . .       4.4%      4.5%               4.4 %    4.7 %
Checks, Bonds and Banknotes. . . . . . . . . . . . . . . . . . .       1.1%      2.0%               1.7 %    2.0 %


* For reference only - subject to  fluctuations of the exchange rate.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Consolidated Statements of Income and Retained Earnings

Years ended December 31, 1998, 1997 and 1996
(in thousands of US dollars, except for earnings per share amounts)




-------------------------------------------------------------------------------------
                                                  1998           1997            1996
-------------------------------------------------------------------------------------
REVENUES                                    $3,808,155     $3,483,199      $3,110,292

Operating expenses:
     Cost of sales                           2,979,245      2,736,856       2,403,118
     Selling and administrative                287,622        267,168         252,507
     Depreciation and amortization             239,402        210,729         194,134
     --------------------------------------------------------------------------------
                                             3,506,269      3,214,753       2,849,759
-------------------------------------------------------------------------------------

OPERATING INCOME                               301,886        268,446         260,533

Financial expenses                              64,300         66,887          62,540
-------------------------------------------------------------------------------------
Income before income taxes                     237,586        201,559         197,993

Income taxes:
     Current                                    43,207         40,541          40,267
     Deferred                                   31,621         28,567          28,816
     --------------------------------------------------------------------------------
                                                74,828         69,108          69,083
-------------------------------------------------------------------------------------

Income before non-controlling interest         162,758        132,451         128,910

Non-controlling interest                         3,198          2,011           2,615
-------------------------------------------------------------------------------------

NET INCOME                                     159,560        130,440         126,295

Net income available for holders
     of preferred shares                        10,136          1,458           --
-------------------------------------------------------------------------------------

Net income available for holders
     of equity shares                       $  149,424     $  128,982      $  126,295
-------------------------------------------------------------------------------------

EARNINGS PER SHARE                          $     1.29     $     1.12      $     1.09
-------------------------------------------------------------------------------------

Average number of equity shares
     outstanding
     (in thousands)                            115,703        115,567         115,519
-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------

RETAINED EARNINGS, BEGINNING OF YEAR        $  508,514     $  406,649      $  303,458

Net income                                     159,560        130,440         126,295
-------------------------------------------------------------------------------------
                                               668,074        537,089         429,753

Share issue expenses (net of income
     taxes of $1,701 in 1997)                    --             3,126           --
Dividends    -    on equity shares              27,774         25,449          23,104
             -    on preferred shares           10,704          --              --
-------------------------------------------------------------------------------------

RETAINED EARNINGS, END OF YEAR              $  629,596     $  508,514      $  406,649
-------------------------------------------------------------------------------------

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Consolidated Statements of Changes in Financial Position

Years ended December 31, 1998, 1997 and 1996
(in thousands of US dollars)






----------------------------------------------------------------------------------------------------
                                                                 1998            1997           1996
----------------------------------------------------------------------------------------------------
Cash provided by (used for):

OPERATIONS:
  Net income                                                $ 159,560       $ 130,440      $ 126,295
  Items not involving cash:
     Fixed assets depreciation                                214,203         193,869        182,039
     Amortization of goodwill and deferred charges             25,199          16,860         12,095
     Imputed interest                                           1,048           6,570          8,615
     Amortization of deferred financing costs and
       exchange losses                                          1,187           1,958          1,643
     Deferred income taxes                                     31,621          28,567         28,816
     Non-controlling interest                                   3,198           2,011          2,615
     Gain on business disposal                                (13,492)           --             --
     Other                                                      2,758          (1,009)          (323)
----------------------------------------------------------------------------------------------------
                                                              425,282         379,266        361,795
  Changes in non-cash operating working
     capital                                                    2,722         (35,123)        64,489
----------------------------------------------------------------------------------------------------

FINANCING:                                                    428,004         344,143        426,284
  Net proceeds from issuance of capital stock                   2,137         208,151            416
  Issuance of debt                                            290,805       1,058,552        199,377
  Repayments of debt                                         (128,400)       (935,806)      (233,671)
  Dividends on equity shares                                  (27,774)        (25,449)       (23,104)
  Dividends on preferred shares                               (10,704)           --             --
  Dividends paid to non-controlling interest                   (1,503)         (1,066)        (2,081)
  Translation adjustment                                       (4,935)         (8,023)        (4,567)
----------------------------------------------------------------------------------------------------
                                                              119,626         296,359        (63,630)
INVESTMENTS:
  Business acquisitions, net of cash position                (260,208)       (319,900)       (56,434)
  Business disposal                                            33,395            --             --
  Additions to fixed assets                                  (312,123)       (325,606)      (243,147)
  Change in other liabilities                                   9,571          (6,768)        (4,372)
  Proceeds from disposal of assets                                357           7,587          9,964
  Increase in other assets                                    (15,316)        (15,225)       (34,187)
----------------------------------------------------------------------------------------------------
                                                             (544,324)       (659,912)      (328,176)
----------------------------------------------------------------------------------------------------

Increase (decrease) in cash position                            3,306         (19,410)        34,478

Cash position beginning of year                               (18,604)            806        (33,672)
----------------------------------------------------------------------------------------------------

CASH POSITION, END OF YEAR                                  $ (15,298)      $ (18,604)     $     806
----------------------------------------------------------------------------------------------------

Cash position is comprised of cash and bank indebtedness.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Consolidated Balance Sheets

Years ended December 31, 1998 and 1997
(in thousands of US dollars)


-------------------------------------------------------------------------------------
                                                                 1998            1997
-------------------------------------------------------------------------------------
ASSETS

Current assets:
  Cash                                                   $        309    $        380
  Trade receivables                                           695,867         683,840
  Inventories                                                 233,019         253,228
  Prepaid expenses                                             25,035          20,907
-------------------------------------------------------------------------------------
                                                              954,230         958,355

Fixed assets                                                2,210,964       2,061,928

Goodwill                                                      595,724         383,801

Other assets                                                   81,198          71,454
-------------------------------------------------------------------------------------

                                                         $  3,842,116    $  3,475,538
-------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Bank indebtedness                                      $     15,607    $     18,984
  Trade payables and accrued liabilities                      601,244         635,050
  Income and other taxes                                       42,207          32,993
  Current portion of long-term debt and
    convertible debentures                                     51,066          52,019
-------------------------------------------------------------------------------------
                                                              710,124         739,046

Long-term debt                                              1,140,941         913,269

Other liabilities                                             127,859         114,065

Deferred income taxes                                         223,085         195,005

Convertible debentures                                         58,193          60,021

Non-controlling interest                                       17,410          17,792

Shareholders' equity:
  Capital stock                                               898,138         896,001
  Contributed surplus                                          88,737          88,737
  Retained earnings                                           629,596         508,514
  Translation adjustment                                      (51,967)        (56,912)
-------------------------------------------------------------------------------------

                                                            1,564,504       1,436,340
-------------------------------------------------------------------------------------

                                                         $  3,842,116    $  3,475,538
-------------------------------------------------------------------------------------

                                      SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                    QUEBECOR PRINTING INC.



                    By:   (s)   PHILIPPE MONTEL
                         ---------------------------------------
                    Name:          Philippe Montel
                    Title:         Vice President, Legal Affairs
                                   and Secretary




Date: JANUARY 28, 1999